PARKERVISION REPORTS FIRST QUARTER 2015 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., May 11, 2015 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three-months ended March 31, 2015.

First Quarter 2015 Business Highlights and Recent Developments

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Argued for reversal of district court ruling of non-infringement and affirmation of district court ruling regarding validity at the U.S. Court of Appeals for the Federal Circuit in ParkerVision v. Qualcomm on May 8, 2015.  An audio recording of the hearing can be located at http://www.cafc.uscourts.gov/oral-argument-recordings/search/audio.html.

•	Received favorable ruling from the Patent Trial and Appeal Board (“PTAB”) denying Inter Partes review petition filed by Farmwald and RPX Corporation against patent #7,496,342.

•	Received $1.3 million in proceeds from the sale of three warrants to 1624 PV LLC, each for the purchase of 1,884,058 shares of common stock at exercise prices of $1.50, $2.50 and $3.50, respectively.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “As we await a decision from the appellate court in our first Qualcomm action, we continue to actively pursue commercialization opportunities for our technologies as well as additional funding commitments for our current and future enforcement actions.  Regardless of the decision in this appellate court case, our focus remains on the next steps, both short and long term, to achieve recognition of our technological achievements and their contributions to the wireless communications industry.”

First Quarter 2015 Financial Results

•	Net loss for the first quarter of 2015 was $5.8 million, or $0.06 per common share, which is unchanged from the first quarter of 2014.

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Litigation related fees and expenses increased approximately $1.6 million on a year over year basis as a result of increased activities related to the Qualcomm appeal, the IPR defense actions and the second patent infringement action against Qualcomm, which also names HTC and Samsung as defendants, in the middle district of Florida.

•	Share-based compensation expense decreased approximately $1.3 million on a year over year basis.
•	Cash and available-for-sale securities as of March 31, 2015 was $8.2 million after use of cash for operations of approximately $4.1 million in the first quarter of 2015.

Conference Call

The Company will host a conference call and webcast on May 11, 2015 at 4:30 p.m. Eastern to review its first quarter 2015 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2014 and the Form 10Q for the quarter ended March 31, 2015. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Don Markley or
Chief Financial Officer	or	Glenn Garmont
ParkerVision, Inc		The Piacente Group
904-732-6100, cpoehlman@parkervision.com		212-481-2050, parkervision@tpg-ir.com

(TABLES FOLLOW)

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended
(in thousands, except per share amounts)	March 31,
	2015	2014
Revenue	$0	$0
Cost of sales	0	0
Gross margin	0	0

Research and development expenses	1,757	2,264
Marketing and selling expenses	486	657
General and administrative expenses	3,544	2,873
Total operating expenses	5,787	5,794

Interest and other income and interest expense	11	22

Net loss	$(5,776)	$(5,772)

Basic and diluted net loss per common share	$(0.06)	$(0.06)

Weighted average shares outstanding	97,440	94,006

Balance Sheet Highlights (in thousands)

	March 31, 2015	December 31,
	(unaudited)	2014
Cash and available-for-sale securities	$8,187	$11,204
Prepaid and other assets	993	813
Inventories, net	96	66
Property and equipment, net	608	633
Intangible assets, net	7,885	8,003
Total assets	17,769	20,719

Current liabilities	2,753	1,965
Long-term liabilities	109	138
Shareholders’ equity	14,907	18,616
Total liabilities and shareholders’ equity	$17,769	$20,719

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